Mirae Asset Discovery Funds Any Vote Call Guide (Any Vote) FOR INTERNAL DISTRIBUTION ONLY Updated 02-01-2023 Good (morning, afternoon, evening), my name is (AGENT’S FULL NAME). May I please speak with (SHAREHOLDER’S FULL NAME)? (Re-Greet If Necessary) I am calling on a recorded line regarding your current investment with the Mirae Asset Discovery Funds. The reason for my call is to inform you that the Joint Special Meeting of Shareholders is scheduled to take place on March 1, 2023. At this time, we are offering shareholders the convenience of casting their proxy votes by phone. Your Board of Trustees is recommending a vote “In Favor” of the proposal, but you may also cast a vote of “Against” or “Abstain”. Would you like to vote “For”, “Against” or “Abstain”? (Pause For Response) (Review Voting Options with Shareholder If Necessary) If we identify any additional accounts you own with the Mirae Asset Discovery Funds before the meeting takes place, would you like to vote those accounts in the same manner as well? (Pause For Response) *Confirmation – I am recording your (Recap Voting Instructions). Today (Today’s Date & Time). For confirmation purposes: • Please state your full name. (Pause) • According to our records, you reside in (city, state, zip code). (Pause) • To ensure that we have the correct address for the written confirmation, please state your street address. (Pause) Thank you. You will receive written confirmation of this vote within 3 to 5 business days. Upon receipt, please review and retain for your records. If you should have any questions, please call the toll free number listed on the confirmation. Mr. /Ms. ___________, your vote is important and your time is greatly appreciated. Thank you and have a good (morning, afternoon, evening.) Filed By: Global X Funds Pursuant to Rule 425 under the Securities Act of 1933 Subject Company: Mirae Asset Discovery Funds Investment Company Act File No. of Subject Company: 811-22406